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DeFi Technologies Signs LOI to Acquire remaining 80% Interest in Valour Structured Products, a leading Exchange Traded Products issuer with a focus on digital assets

Valour Structured products has seen a 688.35% percent growth in its Bitcoin Zero product since end of December 2020 to over $50M AUM in March 2021

TORONTO, March 23, 2021 (GLOBE NEWSWIRE) -- DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI, GR: RMJR) is pleased to announce it has entered into a binding Letter of Intent (“LOI”) to acquire a 80% equity interest in Valour Structured Products, Inc. (“Valour”) from certain shareholders of Valour (“Acquisition”). The Company currently holds a 20% interest in Valour and following the Acquisition, Valour will become a wholly owned subsidiary of DeFi Technologies.

The LOI contemplates that DeFi Technologies and Valour will promptly negotiate and enter into a definitive agreement (“Definitive Agreement”), together with such other documents that may be required in order to formalize and execute the terms of the Acquisition as outlined in the LOI.

Valour Highlights:

•	Bitcoin Zero started trading on December 3rd, 2020 on the Nordic Growth Market in Stockholm, Sweden.
•	In the month of December 2020, Bitcoin Zero was in the top 3 most traded Exchange Traded Products on the exchange.
•	Valour ended the 2020 fiscal year with US$6.9 million in assets under management. It currently has US$47,496,000 in assets under management as of March, 22, 2021.
•	Valour intends to list additional products on Boerse, Stuttgart, SIX Stock Exchange and Berne Bourse in Q2 2021.
•	Launch of Ethereum Zero and subsequent digital asset products planned for March 2021.
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Valour was Co-Founded by Johan Wattenstrom, Founder & Director of Nortide Capital AG. Mr. Wattenstrom was also the founder of XBT Provider, the first synthetic exchange traded product ever launched for BTC in 2015 which currently has 4 billion in assets under management.

In consideration for the Acquisition, DeFi Technologies shall, upon closing of the Acquisition, issue 36,934,315 common shares of the Company at a deemed price of C$2.05 per common share to the shareholders of Valour in exchange for 80% of the common shares in the capital of Valour. Additional information in connection with the Acquisition will be provided by the Company in subsequent press releases.

The completion of the Acquisition is subject to the receipt of all necessary approvals, including without limitation, negotiation and execution of a Definitive Agreement, shareholder and board approval of each of Valour and the Company, as necessary, completion of due diligence and the satisfaction of all conditions (unless waived in writing) to be set out in the Definitive Agreement.

Founded in 2018, Valour Structured Products, Inc. is a company focused on creating exchange traded products in the digital asset space. Following the completion of a seed financing led by leading cryptocurrency investors in 2018, Valour has undertaken regulatory applications required and has received approval to be an issuer of digital asset products on leading European stock markets. Its first product launched was Bitcoin Zero. Bitcoin Zero is the first fully hedged, passive investment product with Bitcoin (“BTC”) as its underlying asset and charges zero management fees. Further highlights on the company’s progress to date:

In March of 2021, Valour appointed Diana Biggs as CEO. Diana was previously Global Head of Innovation for HSBC Private Banking, where she led the testing and development of new business models, fintech partnerships and use of emerging technologies. In addition to her role at Valour, Diana is an Associate Fellow with Said Business School, University of Oxford, and Head Tutor for the Oxford Blockchain Strategy Programme.

“Johan and the team pioneered exchange traded notes based on cryptocurrency assets when cryptocurrency and blockchain was in its infancy. This showed the level of forward thinking that is required to deliver long lasting shareholder value and incredible investor returns. I am extremely honoured to work with such an excellent team at Valour and will continue to work closely with the team to realize our vision of bringing decentralized finance to the public market investors,” said Wouter Witvoet, Chief Executive Officer of DeFi Technologies.

About Valour Structured Products Ltd.:

Valour Structured Products is a Cayman Island based company focused on issuing Exchange Traded Products with a focus on Digital Assets. The company also owns 100 percent of Catena Fin AG, a Zug, Switzerland based trading desk.

About DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For further information, please contact:
Investor Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
407-491-4498
Dave@redchip.com

Public Relations Veronica Welch VEW Media ronnie@vewpr.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Acquisition; the terms of such transaction; the Valour business and products; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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